

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

> **Re: Steakholder Foods Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 31, 2025**
> **File No. 333-286247**

Dear Arik Kaufman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gary Emmanuel